**Part I, Item 8—Identifying Information**

Request: Attach as Exhibit 1, the most recently filed or amended Schedule A of Form BD for the Broker-Dealer Operator disclosing information related to direct owners and executive officers.

**Response:**

### BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

⦿ Yes ◯ No

Ownership Codes:  NA - less than 5%      B - 10% but less than 25%   D - 50% but less than 75%

A  - 5% but less than 10%   C - 25% but less than 50%   E - 75% or more

| Full Legal Name | DE/FE/I | Title or Status | Date Acquired | Own. Code | Control Person | PR | CRD #(or S.S.No., IRS Tax #, Emp. ID) |
|---|---|---|---|---|---|---|---|
| CAVOLI, STEPHEN JOHN | I | CEO | 03/2021 | NA | Y | N | 4468202 |
| MILLER, JUSTIN WADE | I | CHIEF COMPLIANCE OFFICER | 04/2025 | NA | N | N | 6418036 |
| RUPPRECHT, NICHOLAS ANDREW | I | PRINCIPAL OPERATIONS OFFICER | 12/2018 | NA | N | N | 5790389 |
| SULLIVAN, JOHN GERALD | I | FINOP | 11/2020 | NA | N | N | 4330347 |
| VIRTU STRATEGIC HOLDINGS LLC. | DE | OWNER | 04/2016 | E | Y | N | 27-1574989 |